September 30, 2024

Yair Malca
Chief Financial Officer
InMode Ltd.
Tavor Building, Sha   ar Yokneam
P.O. Box 533
Yokneam, 2069206, Israel

       Re: InMode Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           Form 6-K Filed August 1, 2024
           Response Letter Dated September 23, 2024
           File No. 001-39016
Dear Yair Malca:

       We have reviewed your September 23, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 10, 2024 letter.

Form 6-K Filed August 1, 2024
Exhibit 99.1

1. We note your response to comment 2. The pro forma non-GAAP measures you present do not represent non-GAAP measures of future financial performance contemplated by
       Item 10(e) of Regulation S-K or Regulation G. Rather, these non-GAAP measures include revenue and expenses in periods before the applicable recognition and measurement principles are met, and this results in measures that are inconsistent with
       Rule 100 of Regulation G. We do not believe the presentation of these measures is appropriate. Please revise future filings accordingly.
 September 30, 2024
Page 2

       Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services